Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three Months Ended March 31, 2025

CALGARY, AB, May 7, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three months ended March 31, 2025.

The unaudited interim financial statements and management discussion and analysis for the three months ended March 31, 2025 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

Q1 2025 Results

  Generated $256 million ($1.66/basic share)(2) of fund flows from operations ("FFO")(1), compared to $263 million ($1.70/basic share) in Q4 2024. Exploration and development ("E&D") capital expenditures(3) were $182 million, resulting in free cash flow ("FCF")(4) of $74 million, compared to $62 million in the prior quarter.
  As a result of strong European gas prices, Vermilion's corporate average realized natural gas price in Q1 2025 was $7.80/mcf, compared to $2.17/mcf for the AECO 5A benchmark.
  Closed the Westbrick acquisition at the end of February 2025, adding approximately 50,000 boe/d of liquids rich gas and establishing a dominant position in the Deep Basin of Alberta. To date, the Company has identified operational and development synergies of approximately $100 million ($0.65/basic share) on a NPV10(5) basis, and anticipates additional synergies may be identified and realized as the acquired assets are further integrated.
  Net debt(6) increased to $2,063 million, reflecting the close of the Westbrick acquisition in February 2025. Net debt to four quarter trailing FFO(7), including the trailing 12-month contribution of the Westbrick assets, is 1.7 times.
  Vermilion returned $37 million to shareholders through dividends and share buybacks, comprising $20 million in dividends and $17 million of share buybacks. During the quarter, the Company repurchased and cancelled 1.3 million shares through the NCIB, and issued 1.1 million shares as part of the Westbrick acquisition.
  Production averaged 103,115 boe/d(8) (60% natural gas and 40% crude oil and liquids), comprising 73,760 boe/d(8) from the North American assets and 29,355 boe/d(8) from the International assets. Q1 2025 production includes approximately one month of production associated with the Westbrick acquisition.
  In Germany, Vermilion successfully tested the second zone on the Wisselshorst deep gas exploration well (0.6 net) in Q1 2025. This zone flow tested at a restricted rate of 20 mmcf/d(15) of natural gas with a flowing wellhead pressure of 6,200 psi, resulting in a combined test flow rate of 41 mmcf/d from both zones. The well is expected to be brought on production in the first half of 2026.
  The Osterheide deep gas exploration well (1.0 net) in Germany was successfully commissioned and brought online at the end of Q1 2025 and has produced at a restricted rate of approximately 7 mmcf/d or 1,200 boe/d(16) since startup.
  Overall, the 2024 three (2.6 net) well deep gas exploration program in Germany has proven up 85 Bcf (60 Bcf net)(17) from the first two (1.6 net) wells and discovered a geological structure large enough to support up to six follow-up drilling locations. The after-tax net present value(5) of the three (2.6 net) wells drilled to date is estimated at approximately $150 million ($1.00/basic share), with the bulk of capital already spent and positive cash flow beginning in Q2 2025.
  At the Mica Montney, the recent 8-4 BC pad was drilled, completed, equipped and tied-in at a cost of approximately $9 million per well, which is at the low end of our previously stated target cost range and further improves the development economics. This equates to an approximately $100 million reduction in future development costs or approximately $50 million ($0.30/basic share) on a NPV10(5) basis. In addition, our recent infrastructure expansion, which facilitates near-term and future production growth from our BC Montney asset, was completed ahead of schedule and under budget.

Outlook

  The 2025 capital budget and guidance remains unchanged as we continue to prioritize free cash flow and debt reduction, while returning capital to shareholders through the dividend and ongoing share buybacks.
  With the Westbrick acquisition closed and the Q1 2025 drilling program complete, Q2 2025 production is anticipated to average between 134,000 to 136,000 boe/d (62% natural gas), including full contribution from the Westbrick assets.
  Vermilion is well positioned to manage through the current market volatility with over 50% of net-of-royalty production hedged for the remainder of 2025 combined with approximately $1 billion of liquidity on the balance sheet and no near-term debt maturities. The Company will continue to monitor the macro and commodity price environment and is prepared to adjust the capital program if necessary.
  Declared a quarterly cash dividend of $0.13 per common share, payable on July 15, 2025 to shareholders of record on June 30, 2025.
($M except as indicated)	Q1 2025	Q4 2024	Q1 2024
Financial
Petroleum and natural gas sales	568,846	504,352	508,035
Cash flows from operating activities	280,384	212,587	354,295
Fund flows from operations (1)	256,029	262,698	431,358
Fund flows from operations ($/basic share) (2)	1.66	1.70	2.68
Fund flows from operations ($/diluted share) (2)	1.65	1.68	2.64
Net earnings (loss)	14,953	(18,316)	2,305
Net (loss) earnings ($/basic share)	0.10	(0.12)	0.01
Cash flows used in investing activities	1,255,746	154,672	181,343
Capital expenditures (3)	182,119	200,659	190,442
Acquisitions (9)	1,120,998	5,257	9,752
Asset retirement obligations settled	9,347	23,282	4,975
Repurchase of shares	16,576	17,637	36,409
Cash dividends ($/share)	0.13	0.12	0.12
Dividends declared	20,043	18,521	19,183
% of fund flows from operations (10)	8%	7%	4%
Payout (12)	211,509	242,462	214,600
% of fund flows from operations (11)	83%	92%	50%
Free cash flow (4)	73,910	62,039	240,916
Long-term debt	1,874,033	963,456	933,506
Net debt (6)	2,062,805	966,882	944,496
Net debt to four quarter trailing fund flows from operations (7)	1.7	0.8	0.7
Operational
Production (8)
Crude oil and condensate (bbls/d)	32,386	30,327	32,695
NGLs (bbls/d)	9,167	6,612	7,046
Natural gas (mmcf/d)	369.36	279.59	274.59
Total (boe/d)	103,115	83,536	85,505
Average realized prices
Crude oil and condensate ($/bbl)	99.36	100.06	104.26
NGLs ($/bbl)	31.56	29.38	34.16
Natural gas ($/mcf)	7.80	8.47	6.10
Production mix (% of production)
% priced with reference to AECO	43%	33%	32%
% priced with reference to TTF and NBP	17%	23%	21%
% priced with reference to WTI	28%	29%	32%
% priced with reference to Dated Brent	12%	15%	15%
Netbacks
Operating netback ($/boe) (12)	38.48	43.92	62.07
Fund flows from operations ($/boe) (13)	27.77	34.67	53.86
Average reference prices
WTI (US $/bbl)	71.42	70.27	76.96
Dated Brent (US $/bbl)	75.66	74.67	83.24
AECO ($/mcf)	2.17	1.48	2.50
TTF ($/mcf)	20.81	18.73	11.77
Share information ('000s)
Shares outstanding - basic	154,177	154,344	159,859
Shares outstanding - diluted (14)	157,665	157,837	164,044
Weighted average shares outstanding - basic	154,173	154,954	161,221
Weighted average shares outstanding - diluted (14)	155,609	156,184	163,648

(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net earnings and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(2)	Fund flows from operations per basic share and diluted share is calculated by dividing fund flows from operations (total of segments and non-GAAP financial measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(4)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(5)	Net present value ("NPV10") is a supplementary financial measure which represents the total present value of future cash flows, discounted back to their present value using a 10% discount rate. Management uses this measure to determine the current value of long-term cash flow, considering the time value of money over the period assessed. NPV10 of synergies associated with the Westbrick acquisition are expected to be realized within approximately 10 years.

(6)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the "Non-GAAP and Other Specified Financial Measures" section of this document. Management considers this a helpful representation of Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(7)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company's ability to repay debt. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing funds flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing funds flow from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, to reflect the Company's ability to repay debt on a pro forma basis.

(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(9)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(10)	Dividends % of FFO is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Dividends % of FFO is calculated as dividends declared divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(11)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio, respectively, that are not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Payout is most directly comparable to dividends declared. Payout is calculated as dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. More information and a reconciliation to dividends declared, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(12)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net (loss) earnings and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(13)	Fund flows from operations per boe is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. FFO per boe is calculated as FFO divided by boe production. FFO per boe is used by management to assess the profitability of Vermilion's business units and Vermilion as a whole. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(14)	Diluted shares outstanding represents the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan, based on current estimates of future performance factors and forfeiture rates.

(15)	Wisselshorst Z1a well (64% working interest) was tested in January 2025 where peak rates of 20.3 mmcf/d at a flowing well head pressure of 6,189 psi were recorded. During the main flow period rates of 18.8 mmcf/d over a five-hour flow period with a flowing wellhead pressure of 6,334 psi were achieved on a 24/64" fixed choke. A final shut-in pressure of 7,001 psi and a bottom hole pressure of 8,756 psi were recorded following the well test of this zone. The zone being tested is the Rotliegend Dethlingen formation, which was encountered at 5,000m MD and a 38.2m gas column was logged with 25.5m of net reservoir and average effective porosity of 9.9%. Test results are not necessarily indicative of production performance or ultimate recovery.

(16)	Osterheide Z2 well and facility were commissioned on March 27, 2025 and the gas was brought to pipeline specification. Sales commenced on March 31, 2025 at restricted rates between 4 mmcf/d and 8 mmcf/d. A 72-hour test was conducted in April 2025 at rates of 16.9 mmcf/d to verify plant functionality and operability at its design parameters. The production rates from the well are restricted due to seasonal off-take demand on the pipeline network.

(17)	At March 5, 2025, Wisselshorst Z1a well was assigned 68.3 Bcf Property Gross (43.8 Bcf net) total proved plus probable conventional natural gas reserves, as evaluated by McDaniel & Associated Consultants Ltd. ("McDaniel"), a qualified reserves evaluator, in the Rotliegend Havel zone and recently tested Dethlingen zone. The evaluation was prepared in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and the Canadian Oil and Gas Evaluations Handbook ("COGEH"). "Property Gross" reserves are total reserves before working interest has been applied. "Gross" means in relation to Vermilion's interest in production or reserves, Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion. At December 31, 2024, Osterheide Z2 was assigned 16.4 Bcf (16.4 Bcf net) total proved plus probable conventional natural gas reserves, as evaluated by McDaniel, which is included in the McDaniel Reserves Report for the year then ended.

Message to Shareholders

During the first quarter of 2025, Vermilion closed the acquisition of Westbrick Energy, adding approximately 50,000 boe/d of liquids rich gas and over 700 net drilling locations, establishing a dominant position in the Deep Basin of Alberta. The Company also completed testing operations on its second and third deep gas exploration wells in Germany, proving up a large resource base with significant follow-up drilling opportunities. The combination of the strategic Westbrick acquisition, the successful European gas exploration program and the ongoing development of the Mica Montney asset further enhances Vermilion's profile as a global gas producer. Vermilion's global gas portfolio is comprised of long-life, liquids-rich gas assets in Western Canada and premium priced, high netback European gas assets, which provides the foundation to support the Company's long-term profitability.

The integration of the Westbrick assets and personnel is progressing ahead of plan as we continue to identify operational and development synergies that will further enhance the long-term value of our larger, more concentrated position in the Alberta Deep Basin. Vermilion now has over 1.1 million net acres of land in the Deep Basin with a current production base over 75,000 boe/d, making Vermilion one of the largest producers in this prolific region. As part of our ongoing asset high-grading initiative, Vermilion initiated a formal sales process for our oil-weighted assets in Saskatchewan and Wyoming during the first quarter, with the intention of using the proceeds to accelerate debt reduction while also freeing up future capital to allocate to our long-term growth assets in the Deep Basin and Montney. The Saskatchewan and Wyoming assets produced approximately 15,000 boe/d in Q1 2025.

The recent market volatility resulting from the global trade war has had a negative impact on commodity prices and has increased the risk of a global economic slowdown. Vermilion is very well positioned to manage through this cycle with over 50% of our net-of-royalty production hedged for the remainder of 2025 combined with approximately $1 billion of liquidity on the balance sheet and no near-term debt maturities. Furthermore, our globally diversified asset base provides a natural hedge by minimizing our exposure to any single commodity and providing flexibility to allocate capital to the highest return projects. With our robust financial position and unique market advantage, we are confidently navigating this business cycle with diligence. Our thorough review of the remaining capital projects for 2025 has revealed opportunities to defer certain projects if needed, without having a material impact on 2025 production. Vermilion's priorities during this time are to strengthen the balance sheet and maintain asset integrity while maximizing the long-term value for shareholders.

Q1 2025 Review

Vermilion generated $256 million of fund flows from operations ("FFO") in Q1 2025, which included approximately one month contribution from the Westbrick assets and non-recurring transaction charges related to the Westbrick acquisition. The Company invested $182 million in E&D capital expenditures during the quarter, resulting in $74 million of free cash flow ("FCF") which was used to fund the dividend, share buybacks, and asset retirement and lease obligations, along with debt reduction. During the first quarter, Vermilion issued US$400 million aggregate principal amount of eight-year senior unsecured notes with a fixed coupon of 7.250% per annum. The new notes issuance was primarily used to fund the maturity of the March 2025 notes and add tenure to our debt capital structure.

Production for Q1 2025 averaged 103,115 boe/d (60% gas)(1), representing a 23% increase over the prior quarter primarily due to increased North American production. Production from Vermilion's North American operations averaged 73,760 boe/d(1) in Q1 2025, an increase of 41% from the previous quarter primarily due to the acquisition of Westbrick Energy Ltd. and the resumption of production following third-party downtime and partial shut-in of some Canadian gas production in the prior quarter. Production from Vermilion's International operations averaged 29,355 boe/d(1) in Q1 2025, a decrease of 6% from the previous quarter primarily due to natural declines and maintenance.

Capital activity during Q1 2025 was primarily focused on our global gas assets in the Mica Montney, Alberta Deep Basin and Germany. At Mica, Vermilion drilled five (5.0 net), completed seven (7.0 net), and brought on production one (1.0 net) Montney liquids-rich shale gas wells. On the Montney infrastructure, Vermilion completed the phase two compressor installation and sales pipeline construction, both ahead of schedule and under budget. These projects will facilitate near-term and future production growth by increasing plant throughput and sales capacity. The Company also achieved further cost savings on its Montney pad development, with the most recent pad coming in at approximately $9 million per well to drill, complete, equip and tie-in ("DCET"), which is at the lower end of our previously stated targeted cost range and compares to prior pads at $9.6 million per well. Vermilion is confident that these DCET costs are repeatable, and has already contracted similar pricing for upcoming drilling and completion activity. Considering the full future development of our Montney asset, this per well cost saving would amount to approximately $100 million reduction in future development costs or approximately $50 million, or $0.30 per basic share, on a net present value(2) basis discounted at 10%.

In the Deep Basin, the Company drilled four (4.0 net), completed six (6.0 net), and brought on production twelve (11.5 net) liquids-rich conventional natural gas wells, inclusive of activity on the acquired Westbrick assets post-closing. With the integration of Westbrick progressing as planned, we will continue to focus on identifying additional synergies and optimizing future development plans for the integrated asset base. We are very pleased with activities on the acquired Westbrick assets and to date we have identified multiple operational and development synergies, including longer laterals on planned wells, improved natural gas marketing opportunities, and infrastructure optimization. The Company estimates the net present value(2) of these synergies to be approximately $100 million, or $0.65 per basic share, at a 10 percent discount rate, and anticipates additional synergies may be identified and realized as the acquired assets are further integrated.

In Germany, Vermilion rig-released two (2.0 net) wells including one (1.0 net) light and medium crude oil well and the Weissenmoor South deep gas exploration well (1.0 net) that commenced drilling in Q4 2024. As previously reported, Vermilion successfully tested the second zone on the Wisselshorst deep gas exploration well (0.6 net) in Q1 2025. This zone flow tested at a restricted rate of 20 mmcf/d(3) of natural gas with a flowing wellhead pressure of 6,200 psi, resulting in a combined test flow rate of 41 mmcf/d from both zones. The team is currently evaluating follow-up drilling locations and de-bottlenecking options to optimize production and future development plans. At this time, Vermilion anticipates bringing the well on production in the first half of 2026 at an initial infrastructure-restricted rate of approximately 800 boe/d (500 boe/d net). The Company plans to invest in de-bottlenecking infrastructure to increase the production rate to approximately 3,000 boe/d (1,900 boe/d net) by 2027 and 6,000 boe/d (3,800 boe/d net) by 2028.

The Weissenmoor South well (1.0 net), the third of our three well deep gas exploration program in Germany, was rig released in Q1 2025, on budget and ahead of initial schedule. As expected, more than 15 metres of net, gas-charged, porous sand was encountered at the expected elevation in the Rotliegend formation. During testing, the well did not achieve expected flow rates, and was subsequently suspended while we evaluate options to improve deliverability.

Facility and tie-in activity on the Osterheide well (1.0 net) was completed during Q1 2025 and the well was brought on production at the end of the quarter. The well has produced at a restricted rate of approximately 7 mmcf/d or 1,200 boe/d(4) since startup, which is above original constrained expectations. We expect production to moderate through the summer months, limited by seasonal demand in the area, before increasing later in the year with winter demand.

We are very pleased with the overall results from our 2024 three (2.6 net) well deep gas exploration program in Germany as we have proven up 85 Bcf (60 Bcf net) from two (1.6 net) wells and discovered a geological structure large enough to support up to six follow-up drilling locations. The production from the first two (1.6 net) wells is forecasted to reach approximately 27 mmcf/d or 4,500 boe/d net by 2028, which is equivalent to approximately $90 million per year(5) of FFO at current prices. Given the strong productive capacity of these wells compared to the available takeaway capacity, the Company expects the wells to produce at these restricted rates for several years before declining. The after-tax net present value of the three (2.6 net) wells drilled to date is estimated at approximately $150 million, or $1.00 per basic share, with the bulk of capital already spent and positive cash flow beginning in Q2 2025. In addition to the follow-up Wisselshorst wells, the team continues to mature future drilling plans on several prospects that have been identified on our approximately 700,000 net acres of undeveloped land in Germany. As we build out the future development schedule for our deep gas discoveries in Germany, we see potential for our Germany production base to more than double in the years ahead.

With the recent exploration success in Germany and Croatia, Vermilion has initiated the process to relinquish the Kadarkut license in Hungary as the Company no longer plans to allocate capital to this license. We expect minimal economic impact as a result of this relinquishment.

Outlook and Guidance Update

With the Westbrick acquisition closed and the Q1 2025 drilling program complete, Q2 2025 production is expected to average between 134,000 to 136,000 boe/d (62% natural gas) including full contribution from the Westbrick assets. The 2025 capital budget and guidance remain unchanged as we continue to prioritize free cash flow and debt reduction, while continuing to return capital to shareholders through the dividend and ongoing share buybacks. Our capital program will continue to be focused on our global gas assets with continued investment in the Montney, Deep Basin and Germany gas program. We are focused on adding net asset value per share as noted with the recent result of the Germany exploration program, reduced Mica Montney well cost and Westbrick synergies, which combined represents an approximately $300 million or $2 per share of incremental value (NPV10)(2).

Factoring in recent commodity price volatility, we forecast annual FFO to be in the $1.0 to $1.1 billion range with approximately $300 million of FCF. Our return of capital framework remains unchanged, with 60% of EFCF allocated to debt reduction and 40% allocated to dividends and share buybacks. The Company will continue to monitor the macro and commodity price environment and is prepared to adjust the capital program if the macro environment deteriorates. Our capital program and production guidance would also be adjusted to reflect any potential asset divestments.

Organizational Update

We are pleased to announce that Lara Conrad has joined Vermilion as Vice President, Business Development, effective May 5, 2025. Ms. Conrad is a proven strategic leader with 10 years of executive experience at ARC Resources, where she served as Chief Development Officer, responsible for business development, new ventures, and several other functions. Business development is critical to Vermilion's corporate strategy and Ms. Conrad's significant experience in evaluating companies and assets will help advance Vermilion's long-term growth initiatives. Ms. Conrad has a Bachelor of Applied Science degree in Mechanical Engineering from the University of Waterloo and has a Certificate of Management Excellence from Harvard Business School.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, we have 52% of our expected net-of-royalty production hedged for the remainder of 2025. With respect to individual commodity products, we have hedged 55% of our European natural gas production, 42% of our crude oil production, and 55% of our North American natural gas volumes, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed "Dion Hatcher")

Dion Hatcher
President & Chief Executive Officer
May 7, 2025

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(2)	Net present value ("NPV10") is a supplementary financial measure which represents the total present value of future cash flows, discounted back to their present value using a 10% discount rate. Management uses this measure to determine the current value of long-term cash flow, considering the time value of money over the period assessed. NPV10 of synergies associated with the Westbrick acquisition are expected to be realized within approximately 10 years.

(3)	Wisselshorst Z1a well (64% working interest) was tested in January 2025 where peak rates of 20.3 mmcf/d at a flowing well head pressure of 6,189 psi were recorded. During the main flow period rates of 18.8 mmcf/d over a five-hour flow period with a flowing wellhead pressure of 6,334 psi were achieved on a 24/64" fixed choke. A final shut-in pressure of 7,001 psi and a bottom hole pressure of 8,756 psi were recorded following the well test of this zone. The zone being tested is the Rotliegend Dethlingen formation, which was encountered at 5,000m MD and a 38.2m gas column was logged with 25.5m of net reservoir and average effective porosity of 9.9%. Test results are not necessarily indicative of production performance or ultimate recovery.

(4)	Osterheide Z2 well and facility were commissioned on March 27, 2025 and the gas was brought to pipeline specification. Sales commenced on March 31, 2025 at restricted rates between 4 mmcf/d and 8 mmcf/d. A 72-hour test was conducted in April 2025 at rates of 16.9 mmcf/d to verify plant functionality and operability at its design parameters. The production rates from the well are restricted due to seasonal off-take demand on the pipeline network.

(5)	Current pricing based on Company 2025 estimates and 2025 full year average reference prices as at May 6, 2025: TTF $17.34/mmbtu; CAD/EUR 1.55.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings, FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below.

	Q1 2025		Q1 2024
	$M	$/boe	$M	$/boe
Sales	568,846	61.71	508,035	63.45
Royalties	(49,290)	(5.35)	(48,553)	(6.06)
Transportation	(31,186)	(3.38)	(22,962)	(2.87)
Operating	(141,777)	(15.38)	(149,311)	(18.65)
General and administration	(34,660)	(3.76)	(23,703)	(2.96)
Corporate income tax expense	(19,059)	(2.07)	(25,642)	(3.20)
Petroleum resource rent tax	(3,018)	(0.33)	(10,783)	(1.35)
Interest expense	(32,979)	(3.58)	(18,392)	(2.30)
Realized gain on derivatives	11,119	1.21	220,615	27.55
Realized foreign exchange gain	2,499	0.27	1,871	0.23
Realized other (expense) income	(14,466)	(1.57)	183	0.02
Fund flows from operations	256,029	27.77	431,358	53.86
Equity based compensation	(5,931)		(5,518)
Unrealized loss on derivative instruments (1)	(13,675)		(188,744)
Unrealized foreign exchange loss (1)	(35,899)		(21,641)
Accretion	(17,880)		(17,934)
Depletion and depreciation	(176,388)		(178,434)
Deferred tax recovery (expense)	9,016		(16,645)
Unrealized other expense (1)	(319)		(137)
Net earnings	14,953		2,305

(1) Unrealized loss on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q1 2025	Q1 2024
Cash flows from operating activities	280,384	354,295
Changes in non-cash operating working capital	(33,702)	72,088
Asset retirement obligations settled	9,347	4,975
Fund flows from operations	256,029	431,358
Drilling and development	(167,464)	(182,298)
Exploration and evaluation	(14,655)	(8,144)
Free cash flow	73,910	240,916
Payments on lease obligations	(3,829)	(4,102)
Asset retirement obligations settled	(9,347)	(4,975)
Excess free cash flow	60,734	231,839

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q1 2025	Q1 2024
Drilling and development	167,464	182,298
Exploration and evaluation	14,655	8,144
Capital expenditures	182,119	190,442

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q1 2025	Q1 2024
Dividends declared	20,043	19,183
Drilling and development	167,464	182,298
Exploration and evaluation	14,655	8,144
Asset retirement obligations settled	9,347	4,975
Payout	211,509	214,600
% of fund flows from operations	83%	50%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that management uses to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Mar 31, 2025	Mar 31, 2024
Net loss	(34,091)	(615,614)
Taxes	144	5,139
Interest expense	99,193	81,729
EBIT	65,246	(528,746)
Average capital employed	5,961,518	5,904,114
Return on capital employed	1%	(9) %

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Mar 31, 2025	Dec 31, 2024
Current assets	509,726	582,326
Current derivative asset	(40,227)	(40,312)
Current liabilities	(718,144)	(610,590)
Current lease liability	12,903	12,206
Current derivative liability	47,826	52,944
Adjusted working capital deficit	(187,916)	(3,426)

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q1 2025	Q1 2024
Acquisitions, net of cash acquired	1,084,456	379
Shares issued for acquisition	13,363	—
Acquisition of securities	—	9,373
Acquired working capital deficit	23,179	—
Acquisitions	1,120,998	9,752

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net earnings. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Mar 31, 2025	Dec 31, 2024
Long-term debt	1,874,033	963,456
Adjusted working capital deficit	187,916	3,426
Unrealized FX on swapped USD borrowings	856	—
Net debt	2,062,805	966,882

Ratio of net debt to four quarter trailing fund flows from operations (1)	1.7	0.8

(1) Subsequent to February 26, 2025, net debt to four quarter trailing funds flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing funds flow from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, to reflect the Company's ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q1 2025	Q1 2024
Shares outstanding	154,177	159,859
Potential shares issuable pursuant to the LTIP	3,488	4,185
Diluted shares outstanding	157,665	164,044

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding realized gain (loss) on derivatives and petroleum resource rent tax, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2025 and 2024, please refer to SEDAR+ (www.sedarplus.ca) or Vermilion's website at www.vermilionenergy.com.

Annual General Meeting and Webcast Details

Vermilion will hold its Annual General Meeting on May 7, 2025 at 3:00 pm MT. Our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the Management Information Circular.

Shareholders can participate electronically at https://web.lumiconnect.com/273752024. Please see our Virtual Meeting Guide at https://www.vermilionenergy.com/wp-content/uploads/2025/04/Lumi-AGM-Virtual-Meeting-Guide-VET-2025.pdf for detailed instructions on how to access the meeting, vote on resolutions and submit questions. Following the formal portion of the Meeting, a presentation will be given by Dion Hatcher, President & Chief Executive Officer of Vermilion. Guests may also view the event at https://web.lumiconnect.com/273752024 by registering as a guest. The live webcast link, webcast slides, and archive link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations.

Please visit the Annual General Meeting page on our website under Invest with Us for complete details and links to all relevant documents ahead of the Meeting at https://www.vermilionenergy.com/annual-general-meeting.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. The Company's business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: capital expenditures, including Vermilion's 2025 guidance, and Vermilion's ability to fund such expenditures; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; wells expected to be drilled and the timing thereof; exploration and development plans and the timing thereof; future drilling prospects; the ability of our asset base to deliver modest production growth; the evaluation of international acquisition opportunities; statements regarding the return of capital; our asset petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2025 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; the payment and amount of future dividends; the effect of possible changes in critical accounting estimates; the Company's review of the impact of potential changes to financial reporting standards; the potential financial impact of climate-related risks; Vermilion's goals regarding its debt levels, including maintenance of a ratio of net debt to four quarter trailing fund flows from operations; statements regarding Vermilion's hedging program and the stability of our cash flows; operating and other expenses; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management's expectations relating to the timing and results of exploration and development activities; the impact of Vermilion's dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities. References to Vermilion or the Company in this document include Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") which was acquired by Vermilion Energy Inc. on February 26, 2025.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document discloses certain oil and gas metrics, including DCET costs, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this MD&A to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. DCET costs includes all capital spent to drill, complete, equip and tie-in a well. Additional oil and gas metrics in this document may include, but are not limited to:

Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Vermilion drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Initial Production Rates and Short-Term Test Rates: This document discloses test rates of production for certain wells over short periods of time (i.e. 24 hours, IP30, IP60, IP90, etc.), which are preliminary and not determinative of the rates at which those or any other wells will commence production and thereafter decline. Short-term test rates are not necessarily indicative of long-term well or reservoir performance or of ultimate recovery. Although such rates are useful in confirming the presence of hydrocarbons, they are preliminary in nature, are subject to a high degree of predictive uncertainty as a result of limited data availability and may not be representative of stabilized on-stream production rates. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Production over a longer period will also experience natural decline rates, which can be high in certain plays in which the Company operates, and may not be consistent over the longer term with the decline experienced over an initial production period. Initial production or test rates may also include recovered "load" fluids used in well completion stimulation operations. Actual results will differ from those realized during an initial production period or short-term test period, and the difference may be material.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: For further information please contact: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:06e 07-MAY-25